

May 20, 2005

By Facsimile (626) 585-5929 and U.S. Mail

Christopher K. Davis
Millenium Management, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101

Re: **Secured Investment Resources Fund, L.P., by Millenium Management, LLC**
        Schedule TO-T/A filed on May 17, 2005
        File No. 005-80666

Dear Mr. Davis:

        We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase for Cash

General

1. Please provide us with the calculations that support your response to prior comment 1. This supplemental information should clearly explain how you calculated the number of Secured security holders of record and support your statement that "it would still be mathematically impossible to have fewer than 300 unit holders." See interpretation M.30 in the July 1997 Telephone Interpretations Manual publicly available on our website, www.sec.gov. Further, advise us whether this is a step in a series of transactions designed to take Secured private within the meaning of Rule 13e-3. As requested in prior comment 1, your explanation should include the record number of unit holders before and after the tender offer.

2. We disagree with your conclusion that financial statements are not required in the context of this tender offer. Instruction 2 to Item 10 of Schedule TO describes those circumstances in which financial statements are *not* considered material in the context

of a tender offer. Millenium Management does not appear to be a reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and this is a partial offer. Therefore, the presumption of non-materiality does not apply in the context of this offer. Please revise to include the financial statements required by Item 10 of Schedule TO. Accordingly, advise us how Millenium intends to comply with Item 10 of Schedule TO-T and disseminate that disclosure to unit holders. If you continue to believe that financial statements pursuant to Item 10 are not required, expand your response to prior comment 3 to further support your position.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating this disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

Although we note that you declined to make the acknowledgments set forth in "Closing Comments" of our letter of May 2, 2005, be advised that:

- Millenium Management is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- Millenium Management may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Schedule TO in response to these comments. Depending on your responses to the above comments, a supplement may need to be sent. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers and Acquisitions